UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

( ✓ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2013

OR

(   ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-10026

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp.

Prosperity Plus Savings Plan

Index

Page(s)

*	Other supplemental schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature	15
Exhibit	16

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of

Albany International Corp. Prosperity Plus Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Albany, New York

June 20, 2014

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets
Investments, at fair value
Registered investment companies	$118,811,745	$151,209,725
Albany International Class A common stock	32,167,951	25,209,623
Common stock	642,343	472,563
Common collective trust	114,383,013	48,140,818
Total investments at fair value	266,005,052	225,032,729
Receivables
Employer contribution receivable	1,468,652	1,847,993
Participant notes receivable	5,098,956	4,212,594
Other assets	7,339	411
Total assets	272,579,999	231,093,727
Liabilities
Other liabilities	9,502	-
Total liabilities	9,502	-
Net assets reflecting investments at fair value	272,570,497	231,093,727
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive
investment contracts	(1,257,025)	(2,423,527)
Net assets available for benefits	$271,313,472	$228,670,200

The accompanying notes are an integral part of these financial statements.

2

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits

As of December 31, 2013 and 2012

	2013	2012

Additions
Investment income
Interest and dividend income from investments	$5,949,879	$6,042,848
Net appreciation in fair value of investments	42,199,251	14,841,832
	48,149,130	20,884,680
Contributions
Employer	5,574,222	5,673,095
Participant	8,211,301	8,108,660
Interest income from participant notes receivable	203,269	186,253
	13,988,792	13,968,008
Deductions
Payment of benefits	(19,425,925)	(30,491,130)
Administrative expenses and other deductions	(68,725)	(33,038)
	(19,494,650)	(30,524,168)
Net increase prior to transfers to other qualified plans	42,643,272	4,328,520
Net transfers to other qualified plans (Note 1)	-	909,613
Net increase in net assets available for benefits	42,643,272	3,418,907
Net assets available for benefits
Beginning of year	228,670,200	225,251,293
End of year	$271,313,472	$228,670,200

The accompanying notes are an integral part of these financial statements.

3

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, internal and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the participant.

Contributions

Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various investment options including registered investment companies, common collective trusts, a participant directed brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant’s eligible compensation.

Profit-Sharing Contribution

The Plan provides for a discretionary annual profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company non-discretionary matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the profit-sharing contribution is made. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company’s contribution for profit-sharing is in the form of cash and was $1,468,652 and $1,847,993 for the years ended December 31, 2013 and 2012, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

4

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

The Plan stipulates that all direct costs incurred in administering the Plan shall be borne by the Company or, if the Compensation Committee so determines, by the Plan. The Company paid Plan administrative expenses of $125,676 and $123,358 during 2013 and 2012, respectively, which consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees, and securities brokerage fees.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates range between 4.25% and 10.25% at December 31, 2013 and 2012). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 5 to 20 years.

Transfers Out to Other Qualified Plans

Net transfers to other qualified plans primarily related to participants who left the Company due to the divesture of Albany Doors in 2012.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Statement of Net Assets Available for Benefits date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

5

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective trusts, registered investment companies and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

Accounting principles establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three general levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs include data points that are observable, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset and liability, either directly or indirectly; Level 3 inputs are unobservable data points for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments in common collective trust funds are valued at the net asset values per share using available inputs to measure the fair value of such funds held by the Plan at year end. There are no penalties or restrictions for withdrawing assets from the common collective trust funds at any time.

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Vanguard Retirement Savings Trust, a common collective trust. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits are prepared on a contract value basis. The investment in the common collective trust is recorded at net asset value (prior to adjustment to contract value) of shares held by the Plan at year end. The net asset value is provided by the trustee and is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the funds investments less its liabilities.

6

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

There are no penalties or restrictions for withdrawing assets from the common collective trust at any time.

The common stock of Albany International Corp. and exchange traded funds, which are classified as registered investment companies, are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $340,632 and $650,568 for the years ended December 31, 2013 and 2012, respectively. Interest income is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation/appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Beginning in 2013, fees related to participant loans are paid by the participants. Prior to 2013, those fees were paid by the company. In 2012, the fees totaled $6,628 and were included in administrative expenses. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation of fair value of investments.

Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were available to be issued and noted no items requiring adjustment of the financial statements or additional disclosures.

7

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

3.	Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$71,989	$-	$-	$71,989
Bond funds	15,864,350	-	-	15,864,350
Domestic stock funds	86,938,118	-	-	86,938,118
International stock funds	14,296,865	-	-	14,296,865
Money market funds	1,367,457	-	-	1,367,457
Commodities	228,216	-	-	228,216
Exchange traded note	44,750	-	-	44,750
Common stock	642,343	-	-	642,343
Albany International Class A
Common Stock	32,167,951	-	-	32,167,951
Common collective trusts
Balanced funds	-	68,019,636	-	68,019,636
Stable trusts	-	46,363,377	-	46,363,377
Total investments	$151,622,039	$114,383,013	$-	$266,005,052

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$57,095,922	$-	$-	$57,095,922
Bond funds	18,174,758	-	-	18,174,758
Domestic stock funds	65,444,767	-	-	65,444,767
International stock funds	9,486,976	-	-	9,486,976
Money market funds	922,508	-	-	922,508
Commodities	46,919	-	-	46,919
Exchange traded note	37,875	-	-	37,875
Common stock	472,563	-	-	472,563
Albany International Class A
Common Stock	25,209,623	-	-	25,209,623
Stable value common/collective
trust	-	48,140,818	-	48,140,818
Total investments	$176,891,911	$48,140,818	$-	$225,032,729

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2013 and 2012.

8

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following investments represent 5% or more of net assets available for benefits at December 31:

	2013	2012

PIMCO Total Return Fund	$15,779,803	$14,852,142
Vanguard Institutional Index Fund	41,470,136	31,415,042
Vanguard Mid-Cap Index Fund	15,345,254	10,918,113
Vanguard Target Retirement 2015 Fund Trust	12,464,269	-
Vanguard Target Retirement 2025 Fund Trust	21,173,559	-
Vanguard Target Retirement 2035 Fund Trust	12,227,921	-
T.Rowe Price Equity Income Funds	18,282,617	-
Dodge & Cox International Stock Fund (1)	14,182,205	9,346,036
Albany International Class A Common Stock	32,167,951	25,209,623
Vanguard Retirement Savings Trust	46,363,377	48,140,818
Vanguard Target Retirement 2015 Fund	-	11,990,725
Vanguard Target Retirement 2025 Fund	-	18,354,253
Eaton Vance Large Cap Value Fund	-	18,085,268

(1)   Investment at December 31, 2012 was less than 5% of net assets available for benefits.

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2013	2012

Albany International Class A Common Stock	$13,588,645	$(801,664)
Registered investment companies	28,582,774	15,669,306
Common stock	27,832	(25,810)
	$42,199,251	$14,841,832

During 2013 and 2012, the Plan’s investments earned interest and dividend income as follows:

	2013	2012

Registered investment companies	$5,153,474	$4,999,666
Common stock	20,436	17,754
Common collective trust	775,969	1,025,428
	$5,949,879	$6,042,848

9

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

4.	Related Party Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $9,021,734 and $9,363,950 and sold $15,652,051 and $13,399,298 of Albany International Class A common stock during the years ended December 31, 2013 and 2012. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2011.

6.	Reconciliation of Financial Statements to Form 5500

Certain fully benefit-responsive contracts of the Plan, such as the common/collective Vanguard Retirement Savings Trust, are recorded on the financial statements at contract value, but are recorded on Form 5500 at fair value.

In addition, notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

10

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 at December 31, 2013 and 2012:

	2013	2012

Net assets available for benefits per the financial statements	$271,313,472	$228,670,200
Adjustment from contract value to fair value for fully
benefit-response investment contracts held by a common
collective trust	1,257,025	2,423,527
Deemed distributions	(8,265)	(8,073)
Net assets available for benefits per Form 5500	$272,562,232	$231,085,654

The following is a reconciliation of the changes in net assets available for benefits from the financial statements to Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012

Net (decrease)/increase in assets per the financial statements	$42,643,272	$4,328,520
Net appreciation in fair value of common/collective trust	(2,423,527)	106,913
Deemed distributions	(192)	9,026
Net increase in assets available for benefits
per Form 5500	$40,219,553	$4,444,459

11

Supplemental Schedule

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

EIN 14-0462060

Attachment to Form 5500, Schedule H, Line 4(i) - “Schedule of Assets (Held at End of Year)”

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

*	Vanguard Tgt Retirement 2010 Tr II	Common Collective Trust	-	$1,235,683
*	Vanguard Tgt Retirement 2015 Tr II	Common Collective Trust	-	12,464,269
*	Vanguard Tgt Retirement 2020 Tr II	Common Collective Trust	-	5,694,479
*	Vanguard Tgt Retirement 2025 Tr II	Common Collective Trust	-	21,173,559
*	Vanguard Tgt Retirement 2030 Tr II	Common Collective Trust	-	2,756,914
*	Vanguard Tgt Retirement 2035 Tr II	Common Collective Trust	-	12,227,921
*	Vanguard Tgt Retirement 2040 Tr II	Common Collective Trust	-	1,438,782
*	Vanguard Tgt Retirement 2045 Tr II	Common Collective Trust	-	5,791,055
*	Vanguard Tgt Retirement 2050 Tr II	Common Collective Trust	-	1,276,429
*	Vanguard Tgt Retirement 2055 Tr II	Common Collective Trust	-	322,123
*	Vanguard Tgt Retirement 2060 Tr II	Common Collective Trust	-	11,906
*	Vanguard Target Retirement Inc. Tr II	Common Collective Trust	-	3,626,516
*	Vanguard Retire Savings Trust III	Common Collective Trust	-	46,363,377
	Avalon Rare Metals Inc	Common Stock	-	6,136
	Quest Rare Minerals Ltd	Common Stock	-	720
	Rare Element Resources Ltd	Common Stock	-	388
	Aberdeen Asia Pacific Income Fund	Common Stock	-	6,336
	Abtech Holdings Inc	Common Stock	-	7,874
	Active Power Inc	Common Stock	-	11,967
	Advanced Cell Technology Inc	Common Stock	-	4,462
	Aer Energy Resources Inc	Common Stock	-	346
	Alcoa Inc	Common Stock	-	65,258
	Altria Group Inc	Common Stock	-	3,987
	American Capital Agency Corp	Common Stock	-	4,176
	Amyris Biotechnologies Inc	Common Stock	-	6,549
	Ani Pharmaceuticals Inc	Common Stock	-	1,948
	Annaly Mortgage Management Inc	Common Stock	-	3,689
	Apple Inc	Common Stock	-	70,128
	Arena Pharmaceuticals Inc	Common Stock	-	8,190
	Ares Capital Corp	Common Stock	-	3,199
	AT&T Inc	Common Stock	-	42,478
	Atrinsic Inc	Common Stock	-	8
	Axion International Holdings Inc	Common Stock	-	2,080
	Axion Power International Inc	Common Stock	-	7,557
	B&G Foods Inc	Common Stock	-	10,386
	Baristas Coffee Co Inc	Common Stock	-	1,015
	Capstead Mortgage Corp	Common Stock	-	3,443
	Cell Therapeutics Inc	Common Stock	-	4,139
	Ceres Inc	Common Stock	-	2,070
	Cisco Systems Inc	Common Stock	-	67,290
	Clean Energy Fuels Corp	Common Stock	-	7,831
	Echo Therapeutics Inc	Common Stock	-	6,280
	Energy Fuels Inc	Common Stock	-	2,981
	Energy Transfer Partners LP	Common Stock	-	16,059
	Exide Technolgies	Common Stock	-	490
	Freedom Energy Holdings Inc	Common Stock	-	1
	Geckosystems International Corp	Common Stock	-	687
	Generex Biotechnology Corp	Common Stock	-	4,938
	Hatteras Finl Corp	Common Stock	-	2,288
	Inelco Corp	Common Stock	-	-

12

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

	Itonis Inc	Common Stock		816
	Kinder Morgan Energy Partners LP	Common Stock	-	16,659
	KiOR Inc	Common Stock	-	3,360
	Lime Energy Co	Common Stock	-	1,737
	LinnCo LLC	Common Stock	-	10,008
	Lynas Corp Ltd	Common Stock	-	308
	Mistral Ventures Inc	Common Stock	-	70
	Molycorp Inc	Common Stock	-	3,169
	Nuverra Enviromental Solutions Inc	Common Stock	-	4,735
	Nuvilex Inc	Common Stock	-	2,550
	Pepsico Inc	Common Stock	-	4,234
	Pharmagen Inc	Common Stock	-	9
	Plum Creek Timber Co Inc	Common Stock	-	11,627
	Potash Corp of Saskatchewan Inc	Common Stock	-	4,614
	Potlatch Corp	Common Stock	-	20,870
	Procter & Gamble Co	Common Stock	-	39,342
	Rayonier Inc	Common Stock	-	31,575
	Six Flags Entertainment Corp	Common Stock	-	11,395
	Solo International Inc	Common Stock	-	60
	Salta Med Inc	Common Stock	-	2,950
	Starbucks Corporation	Common Stock	-	7,839
	THQ Inc.	Common Stock	-	-
	Uranerz Energy Corp	Common Stock	-	6,610
	Verizon Communications Inc	Common Stock	-	59,946
	xG Technology Inc	Common Stock	-	9,439
	ZBB Energy Corp	Common Stock	-	712
	Zoom Technologies Inc	Common Stock	-	335
*	Albany International Class A	Company Stock Fund	-	32,167,951
	Barclays Bank PLC iPath Dow Jones UBS Commodity	Exchange Traded Note	-	44,750
*	Participant Note Receivable	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.25% to 10.25%), maturities from 1/15/2013 through 7/24/2032	-	5,098,956
	Alps ETF Trust Alerian MLP ETF	Registered Investment Company	-	8,895
	Aston TAMRO Small Cap	Registered Investment Company	-	5,866,756
	Central Goldtrust Trust Unit	Registered Investment Company	-	1,951
	Dodge & Cox Intl Stock Fund	Registered Investment Company	-	14,182,205
	Doubleline Funds Trust	Registered Investment Company	-	9,473
	Fidelity Advisor Series VIII: Fidelity A	Registered Investment Company	-	11,612
	Fidelity Floating Rate High Income	Registered Investment Company	-	64,567
	Global X Funds Superdividend ETF	Registered Investment Company	-	3,519
	Global X Uranium New ETF	Registered Investment Company	-	15,133
	iShares Silver Trust	Registered Investment Company	-	25,539
	iShares Trust Dow Jones Select Dividend	Registered Investment Company	-	15,483
	Loomis Sayles Global Bond Fund	Registered Investment Company	-	26,265
	Matthews International Funds	Registered Investment Company	-	15,395
	Oppenheimer Developing Markets	Registered Investment Company	-	17,729
	PIMCO Total Return Fund Institutional	Registered Investment Company	-	15,779,803
	Pimco Corporate&Income Opportunity Fund	Registered Investment Company	-	7,422
	Powershares ETF Fund Trust II Senior Loan Portfolio	Registered Investment Company	-	9,952
	Powershares ETF Trust II	Registered Investment Company	-	9,060
	Powershares ETF Trust II CEF Income	Registered Investment Company	-	9,736
	Powershares S&P 500 Low Volatility	Registered Investment Company	-	14,922
	T.Rowe Price Equity Income R	Registered Investment Company	-	18,282,617
	United States Natural Gas Fund	Registered Investment Company	-	169,699
*	Vanguard Dividend Appreciation ETF	Registered Investment Company	-	94,246
*	Vanguard Dividend Growth Fund	Registered Investment Company	-	13,819

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Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

*	Vanguard Emerging Markets ETF	Registered Investment Company	-	177,614
*	Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	-	54,230
*	Vanguard Financials ETF	Registered Investment Company	-	95
*	Vanguard Ftse AII- World Ex-U.S. Small	Registered Investment Company	-	23,904
*	Vanguard Ftse All World Ex Us Small Cap	Registered Investment Company	-	58,765
*	Vanguard High-Yield Corporate Fund Investor Shares	Registered Investment Company	-	8,969
*	Vanguard Information Technology ETF	Registered Investment Company	-	32,784
*	Vanguard Inst Index Fund	Registered Investment Company	-	41,470,136
*	Vanguard Mid-Cap Index Fund Institutional	Registered Investment Company	-	15,345,253
*	Vanguard Morgan Growth Inv	Registered Investment Company	-	5,267,144
*	Vanguard Precious Metals Fund	Registered Investment Company	-	8,603
*	Vanguard Prime Money Mkt	Registered Investment Company	-	28,990
*	Vanguard Short-Term Investment Grade Fund	Registered Investment Company	-	11,091
*	Vanguard Total Stock Market ETF	Registered Investment Company	-	119,900
*	Vanguard Total World Stock ETF	Registered Investment Company	-	58,237
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company	-	69,690
*	Vanguard World Fund ETF	Registered Investment Company	-	8,167
*	Vanguard Brokerage Option Money Market Sweep Fund	Registered Investment Company	-	1,338,468
	WisdomTree Trust International Smallcap Dividend Fund	Registered Investment Company	-	21,867
	Blackrock Global Energy & Res Tr	Registered Investment Company	-	7,290
	Total assets			$271,104,008

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore, is not included

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBANY INTERNATIONAL CORP.

By: /s/ John B. Cozzolino_______________

Name: John B. Cozzolino

Title: Chief Financial Officer and Treasurer and Chairman, Albany International Corp. Pension Administration Committee

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